Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2006	2005	2004	2003	2002
Income from continuing operations	38,661	40,443	40,641	40,558	41,725
Additions:
Fixed charges
Interest expense	47,846	37,743	34,500	30,040	27,849
Capitalized interest	3,782	1,127	703	248	121

	51,628	38,870	35,203	30,288	27,970

Deductions:
Capitalized interest	(3,782)	(1,127)	(703)	(248)	(121)

Adjusted earnings	86,507	78,186	75,141	70,598	69,574

Fixed Charges (from above)	51,628	38,870	35,203	30,288	27,970
Ratio of Earnings to Fixed Charges	1.68	2.01	2.13	2.33	2.49